UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                McNeil Real Estate Fund IX, LTD.
                        (Name of Issuer)

                    Limited Partnership Units
                 (Title of Class of Securities)

                           582568 87 9
                         (CUSIP Number)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 7, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of  Pages
                  List of Exhibits is on Page

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                 AMENDMENT NO. 1 TO SCHEDULE 13D

     The undersigned hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 13, 1995 (the
"Initial Filing"). Unless otherwise indicated, capitalized terms shall have the meanings set forth in the Initial Filing.

     This statements hereby amends the Items identified below, or the particular paragraphs of such items which are identified below.

Item 7.   Material to be Filed as Exhibits

     The Press Release filed as Exhibit 38 to the Initial Filing was a draft that was filed inadvertently and was not released.
That document is hereby deleted and replaced in its entirety by the Press Release dated November 7, 1995 which is attached hereto as
Exhibit 42.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:    November 15, 1995

                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale Investors Corp., Inc.
                         Title:    General Partner

                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President

                         RIVERDALE INVESTORS CORP, INC.


                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President


                         UNICORN ASSOCIATE CORPORATION


                         By:  /s/ Edward Mattner
                              Edward Mattner
                         Title:    President


                         /s/ Theodore Altman
                              Carl C. Icahn
                         By:  Theodore Altman as
                              Attorney-in-fact



             [Signature Page for Amendment No. 1 to
         McNeil Real Estate Fund IX, LTD. Schedule 13D]
                          EXHIBIT INDEX

                                                      Page Number
                                                      ___________

Exhibit 42     Press Release dated November 7, 1995